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                     SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February 2002

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----           ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No   X
        ----    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated February 18, 2002, announcement regarding Innology.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             /s/  Scottish Power plc
                                             -------------------------------
                                             (Registrant)

Date February 19, 2002                  By:  /s/ Alan McCulloch
     -----------------------                 -------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary
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With respect to its earlier announcement, ScottishPower confirms that it has agreed, in consultation with the Panel, that this statement will not restrict ScottishPower from any course of action with respect to Innogy.

Enquiries:-
Colin McSeveny, Head of Media Relations        0141 636 4515
Andrew Jamieson, Head of Investor Relations    0141 636 4527